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                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2000

                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
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                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F    /X/             Form 40-F    / /]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    / /             No    /X/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

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                                 PEACE ARCH LOGO

                PEACE ARCH ANNOUNCES PRODUCTION OF CHRISTY MOVIES
                     WITH PAX TV AND HALLMARK ENTERTAINMENT

                  EXTENSION OF HIGHLY-POPULAR BRAND WILL EXPAND
                         PEACE ARCH PROGRAMMING LIBRARY

VANCOUVER, B.C., CANADA - October 19, 2000 - PEACE ARCH ENTERTAINMENT GROUP INC. (AMEX: "PAE", TSE: "PAE.A" & "PAE.B") with PAX TV, Paxson Communications (AMEX:
"PAX"), and Hallmark Entertainment is pleased to announce production and distribution of three all new "CHRISTY" movies.

Based on the international bestseller by CATHERINE MARSHALL, the "CHRISTY" movies tell the stories of a courageous and spirited young woman who leaves her sheltered city life to teach at a mission school in a remote Appalachian community in 1912. By breaking through walls of fear and generations of darkness, she fights for the welfare of the people and helps bring them into the 20th century by touching their hearts and changing their world.

Working in cooperation with the family of the author Catherine Marshall, these movies will present additional chapters in the story of "Christy." The three "CHRISTY" films cover yet-to-be dramatized chapters including: "CHRISTY: THE MOVIE," in which Christy recounts her early days as a mission teacher; "A CHANGE OF SEASONS," in which Christy questions her belief in God; and "A NEW BEGINNING," in which Christy is forced to choose between the two men in her life. The latter two films will be shown as a mini series in 2001.

The "Christy" movies star Vancouver actor Lauren Lee Smith (GET CARTER, DARK ANGEL) AS CHRISTY HUDDLESTON. THE MOVIES, WHICH ARE BEING SHOT ON LOCATION IN VANCOUVER, BRITISH COLUMBIA, ARE EXECUTIVE PRODUCED BY TOM BLOMQUIST, WHO SERVED AS WRITER AND SUPERVISION PRODUCER OF THE ORIGINAL "CHRISTY" SERIES ON CBS, AND JOHN SCHNEIDER (DUKES OF HAZZARD). THE CO-EXECUTIVE PRODUCER AND DIRECTOR IS CHUCK BOWMAN (DR. QUINN, MEDICINE WOMAN, PROFILER, THE PRETENDER) AND THE PRODUCER IS DEBORAGH GABLER. WRITERS INCLUDE TOM BLOMQUIST, PHILIP GERSON AND BRENDA LILLY, ALL OF WHOM WERE PART OF THE SUCCESSFUL WRITING TEAM FROM THE ORIGINAL "CHRISTY" SERIES.

"We are very pleased to be working with both PAX TV and Hallmark on the extension of this popular brand," states Peace Arch President, Tim Gamble. "The quality and nature of these programs will add an evergreen asset to the Peace Arch programming library."

"The novel "Christy" has always had a special place in my heart as well as my family's," states Jeff Sagansky, President & CEO of PAX TV. "I believed in the stories based upon "Christy" when we first launched it on CBS, and now it is with tremendous pride and pleasure that we bring Catherine Marshall's heroine back to network television on PAX TV."

FOR MORE INFORMATION VISIT THE PAX EXCLUSIVE "CHRISTY" WEBSITE AT
WWW.CHRISTY.TV. THE WEBSITE INCLUDES INFORMATION DIRECT FROM THE PRODUCTION, INTERVIEWS WITH THE CAST, WEEKLY JOURNAL ENTRIES FROM LAUREN LEE SMITH, PHOTOS, CONTESTS AND MUCH MORE.

Paxson Communications Corporation OWNS AND OPERATES THE NATION'S LARGEST BROADCAST TELEVISION STATION GROUP AND PAX TV, THE NEWEST BROADCAST TELEVISION NETWORK. PAX, THE NATIONAL FAMILY ENTERTAINMENT NETWORK, REACHES 81% OF U.S. TELEVISION HOUSEHOLDS VIA NATIONWIDE BROADCAST TELEVISION, CABLE AND SATELLITE DISTRIBUTION SYSTEMS. THROUGH THE COMPANY'S STRATEGIC RELATIONSHIP WITH NBC, THE TWO NETWORKS RECENTLY SHARED THE PREMIERE OF THE NEW DRAMATIC SERIES MYSTERIOUS WAYS FROM JULY TO MID-SEPTEMBER. THE SERIES CONTINUES EVERY TUESDAY THIS FALL ON PAX, TOGETHER WITH OTHER ORIGINAL 8:00 P.M. (ET/PT) SERIES SUCH AS TWICE IN A LIFETIME, IT'S A MIRACLE AND ENCOUNTERS WITH THE UNEXPLAINED. FOR MORE INFORMATION, VISIT PAX TV'S WEBSITE AT WWW.PAX.TV.

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HALLMARK ENTERTAINMENT is the world's leading producer and distributor of miniseries and television movies. HALLMARK ENTERTAINMENT currently delivers over 40 projects each year providing family programming for audiences worldwide. It is a subsidiary of HALLMARK CARDS INC.

PEACE ARCH ENTERTAINMENT GROUP INC. creates, develops, produces and distributes proprietary television and Internet programming for worldwide markets. Currently, PEACE ARCH is in production on the third season of its 66 episode international sci-fi series, FIRST WAVE; in production on the first season of its 22 episode action/sci-fi series, THE IMMORTAL; and its first season of its 22 episode half hour comedy series, BIG SOUND. As well, the Company recently acquired the distribution rights to the feature film, NOW & FOREVER. Peace Arch is a fully integrated media company that, in addition to proprietary television and Internet content, produces television commercials, music videos, narrow cast and web programming. The company is headquartered in Vancouver, British Columbia, and its stock trades on the AMERICAN STOCK EXCHANGE UNDER THE SYMBOL "PAE" AND ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOLS "PAE.A" AND "PAE.B."

      This press release includes statements that may constitute forward-looking statements, usually containing the words
      "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

        Additional information on Peace Arch Entertainment can be accessed on the Internet at WWW.PEACEARCH.NET

                   For additional information, please contact:
                       Peace Arch Entertainment Group Inc.
                  TINA BAIRD, MEDIA RELATIONS AT (604) 985-8991
                           Email: TINABAIRD@TELUS.NET
                                       or
                           RJ Falkner & Company, Inc.
                  Investor Relations Counsel at (800) 377-9893
                            Email: INFO@RJFALKNER.COM

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Peace Arch Entertainment Group Inc.
                                           -------------------------------------
                                                     (Registrant)

Date  October 19, 2000                   By  /s/ W.D. CAMERON WHITE
    -----------------------------          -------------------------------------
                                                       (Signature)*
                                           W.D. Cameron White, CEO

---------------------------------
*Print the name and title under the signature of the signing officer.

                              GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.